Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
September 28, 2012	NYSE: SLW

SILVER WHEATON CLOSES ACQUISITION OF PRECIOUS METALS
STREAMS FROM HUDBAY’S 777 MINE AND CONSTANCIA PROJECT

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that it has closed the previously announced purchase from HudBay Minerals Inc. (“Hudbay”) (TSX:HBM) (NYSE:HBM) of 100% of the life of mine silver production from its currently producing 777 Mine (“777”), 100% of the life of mine silver production from its Constancia Project (“Constancia”), as well as 100% of gold production from the 777 Mine until Constancia satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the remainder of the mine life.

Silver Wheaton will pay Hudbay total cash consideration of US$750 million, of which US$500 million was paid upon today’s closing, with two further payments of US$125 million each to be made upon the satisfaction of minimum capital expenditures having been incurred at Constancia. In addition, Silver Wheaton will make ongoing payments of the lesser of US$5.90 per ounce of silver and US$400 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price per ounce of silver and gold delivered.

Silver Wheaton made the initial upfront cash payment of US$500 million using cash on hand. Subsequent upfront cash payments totaling US$250 million are also expected to be financed with the remaining cash on hand and continued strong operating cash flows.

ABOUT 777 MINE

Hudbay’s flagship 777 mine is located in the prolific Flin Flon Greenstone Belt, Manitoba, Canada, where Hudbay has been mining for nearly 85 years. A low-cost producer of zinc, copper, gold and silver, 777 is an underground mining operation, with an ore concentrator and zinc production facility located immediately adjacent to the mine. 777 commenced commercial production in 2004 and has reserves extending the mine life until 2020. The mine has had good exploration success with drilling in recent years shifting resources to reserve definition. Over 21,000 metres of exploration drilling in 2011 will be followed up with a similar sized program in 2012, with a focus on targeting additional resources. In addition, completion of the 777 North expansion, which is well underway, will provide access to mineral resources in the north and east zones, and will also provide an underground exploration platform to enable the evaluation of additional exploration opportunities near the 777 mine.

ABOUT CONSTANCIA PROJECT

Constancia is located in an established mining district in the province of Chumbivilcas, southern Peru. It is forecast to be a large, lower-cost and long-life open pit mine, producing copper, molybdenum, silver and gold. With key environmental permits in place, strong community support, and engineering and design work essentially complete, first production is anticipated in 2014 with full production in 2015. Capital expenditures are estimated at US$1.5 billion and the mine plan currently forecasts an annual production rate of 90,000 tonnes of contained copper in concentrate with molybdenum, silver and gold by-products. Constancia has more than a 16 year mine life and will become Hudbay’s largest mine, once in production. Considerable exploration potential exists, as was evidenced by an initial resource at the higher-grade Pampacancha satellite deposit, which was announced by Hudbay in April of 2012. Significant exploration drilling at Constancia is ongoing, and Hudbay believes that there is the potential to yield additional higher grade mineralization in satellite deposits.

ABOUT SILVER WHEATON

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2012 attributable production is approximately 28 million silver equivalent ounces, including 42,000 ounces of gold1. By 2016, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 100,000 ounces of gold1. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project and Hudbay’s flagship 777 mine and Constancia project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 50:1

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

In reliance upon Section 9.2 of National Instrument 43-101, all scientific and technical information in this document regarding 777 was sourced by the Company from the Annual Information Form of Hubday Minerals Inc. filed by Hudbay Minerals on March 13, 2012 on SEDAR at www.sedar.com. Mr. Samuel Mah, Director of Engineering, is a “qualified person” as such term is defined under National Instrument 43-101, and has approved the disclosure in this document in reliance on such Annual Information Form.

For further information, please contact:
Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com